Exhibit 99.1

POP CULTURE GROUP CO., LTD. ANNOUNCES PRICING OF REGISTERED DIRECT OFFERING

XIAMEN, China, Sept. 26, 2025 /PRNewswire/ -- POP Culture Group Co., Ltd. (“Company”) (Nasdaq: CPOP), announced today that it has entered into a securities purchase agreement with institutional investors for the sale of 5,000,000 of its Class A ordinary shares in a registered direct offering at a purchase price of $1.20 per share. The gross proceeds from the offering are expected to be approximately $6.0 million before deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The closing of the offering is expected to occur on or about September 29, 2025, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The Class A ordinary shares are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-266130) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on November 18, 2022, under the Securities Act of 1933, as amended (the “Securities Act”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About CPOP (Pop Culture Group Co., Ltd)

Pop Culture Group Co., Ltd is a cultural industry operation enterprise focused on the industrialization of Chinese Pop Culture, incorporated in the Cayman Islands with its main operations located in China. The company offers a range of services including live performances, artist management, intellectual property rights, film and television production, MCN (Multi-Channel Network), and entertainment marketing. Originally focused on hip-hop culture, Pop Culture Group Co., Ltd has evolved into a diversified group specializing in Chinese Pop Culture. Its comprehensive business ecosystem spans both online and offline platforms, including: (1) live entertainment events (such as concerts, music festivals, street dance competitions, and other performances); (2) digital entertainment services; (3) artist management and agency services; and (4) investment in and production of film and television content featuring elements of Chinese Pop Culture.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. CPOP’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: CPOP’s goals and strategies; CPOP’s strategic investment in the crypto assets industry; our ability to retain and increase the number of users, members, and expand its service offerings; CPOP’s future business development, financial condition and results of operations; expected changes in CPOP’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. CPOP cautions that the foregoing list of factors is not exclusive. CPOP cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. CPOP does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in CPOP’s periodic filings with the SEC, including CPOP’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024. CPOP’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Pop Culture Group Co., Ltd

Tel: +86-0592-5968169

Email: bodo@cpop.cn

SOURCE Pop Culture Group Co., Ltd